UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Mobiclear Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

60705L 204
(CUSIP Number)

Whitefields Capital Limited
Oliaji Trade Centre, 1st Floor
Victoria Mahe
Seychelles
+65 98181501
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60705L 204
1) Names of Reporting Persons
Whitefields Capital Limited
2) Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3) SEC Use Only
4) Source of Funds (see instructions): WC
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6) Citizenship or Place of Organization: Seychelles
Number of	7) Sole Voting Power
Shares	254,351,742
Beneficially	8) Shared Voting Power:
Owned by
Each Reporting	9) Sole Dispositive Power
Person	254,351,742
With	10) Shared Dispositive Power

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 254,351,742
12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (see instructions) ☐
13) Percent of Class Represented by Amount in Row 11: 50.9%
14) Type of Reporting Person (see instructions) CO

Item 1. Security and Issuer

Mobiclear Inc., Common Stock, $0.0001 par value, 9th Floor, Summit One Tower, 530 Shaw Boulevard, Mandaluyong City, Metro Manila, Philippines 1552

Item 2. Identity and Background

(a)	The name of the reporting person is Whitefields Capital Limited. Bala Balamurali is the sole executive officer and director of Whitefields Capital Limited.

(b)	The business address of both the reporting person and Mr. Balamurali is Whitefields Capital Limited, Oliaji Trade Centre, 1st Floor, Victoria Mahe, Seychelles.

(c)	Mr. Balamurali’s principal occupation is acting as the sole executive officer and director of Whitefields Capital Limited.

(d)	In the last five years, neither Whitefields Capital Limited nor Mr. Balamurali has been convicted in a criminal proceeding.

(e)

In the last five years, neither Whitefields Capital Limited nor Mr. Balamurali has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either Whitefields Capital Limited or Mr. Balamurali being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Citizenship: Seychelles

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the promissory note came from the working capital of Whitefields Capital Limited.

Item 4. Purpose of Transaction

On September 4, 2009, Whitefields Capital Limited acquired a convertible promissory note issued by Mobiclear Inc. in the amount of $829,186.68, which is convertible into Mobiclear’s common stock at a conversion price equal to the average closing market price of Mobiclear’s common stock for the 10 trading days immediately preceding the conversion date. The promissory note was acquired for the purpose of obtaining control of Mobiclear Inc. Whitefields Capital Limited is currently reviewing Mobiclear’s operations and condition and evaluating the actions to be taken. It is likely that Whitefields Capital Limited will encourage Mobiclear’s board of directors to adopt a reverse split of Mobiclear’s common stock and to seek out opportunities to acquire one or more businesses in addition to Mobiclear’s current business activities. Additionally, one of Mobiclear’s two directors and Mobiclear’s chief executive officer have resigned and designees of Whitefields Capital Limited will be appointed to fill the resulting vacancies.

Item 5. Interest in Securities of the Issuer

(a)

See response to Item 4. As of September 14, 2009, the promissory note was convertible into
254,351,742 shares of Mobiclear’s common stock under the conversion formula set forth in the promissory note, which would equal 50.9% of Mobiclear’s common stock.

(b)	See response to item 5(a).

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

16 September 2009
Date

/s/ Bala Balamurali
Signature

Bala Balamurali, Director
Name/Title

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